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                                      Filed by Vista Information Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Vista Information Solutions, Inc.
                                                 Commission File Number: 0-20312



FEBRUARY 14, 2001

 FIDELITY NATIONAL FINANCIAL, INC. AND VISTAINFO ANNOUNCE PLANS TO FORM PREMIER

                REAL ESTATE DATA, SERVICES AND TECHNOLOGY COMPANY


       IRVINE and SAN DIEGO, CA -- (February 14, 2001) -- Fidelity National Financial, Inc. (NYSE: FNF), the nation's largest provider of title insurance and real estate related products and services, and VISTAinfo (NASDAQ: VINF), the leading provider of real estate information products and services, have signed a non-binding letter of intent to combine both companies' real estate information, technology products and assets into a jointly owned real estate services company. The parties expect to finalize a definitive agreement within the next thirty days.

       Under the proposed terms, Fidelity National Financial will contribute the assets and operations of its Tax, Credit, Flood, Appraisal and Property Records businesses in exchange for stock of VISTAinfo. These businesses provide significant services to the real estate industry, including residential property tax services, consumer mortgage credit analysis, flood insurance determinations, automated to full-site appraisals and products derived from a national real estate information database. These Fidelity National entities will combine with VISTAinfo's full range of real estate information products and services, including multiple listing services (MLS) systems, agent and broker productivity tools, commercial property environmental data reports, residential property disclosure reports and risk management products.


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Fidelity National Financial, Inc. and VISTAinfo
Announce Plans To Form Premiere Real Estate Data,
Services and Technology Company
Page 2


       The combined company will become the most comprehensive provider of real estate information, services and technology products to all participants in a real estate transaction, including REALTORS-TM-, lenders and mortgage and insurance brokers. The combined company expects to have first year annual revenue of approximately $230 million. Upon closing, VISTAinfo will be 77% owned by Fidelity National Financial and 23% owned by VISTAinfo's existing common and Series A, A-1 and A-2 preferred stockholders.

       "This combination with VISTAinfo will allow us to broaden the customer base, distribution channels and product offering for our suite of real estate related products and services, as well as increase our product penetration with existing customers," said William P. Foley II, Chairman and Chief Executive Officer of Fidelity National Financial. "VISTAinfo's Environmental and Property Disclosure products are complementary to the suite of real estate products and services being contributed by Fidelity. Moreover, VISTAinfo's MLS business is synergistic with Fidelity's precept of providing value added products and services to our Broker and REALTOR-TM- customers. The proposed combination will ensure that MLS boards and their customers have access to the latest value-added products, services and technology solutions to further solidify their important role in a real estate transaction. Additionally, the combined company will benefit from the financial strength, domain expertise and relationships of Fidelity National Financial."

       "The combination with Fidelity National Financial offers our stockholders significantly increased value," said Howard Latham, VISTAinfo's President and Chief Executive Officer. "It provides the capital resources and market strength we need to outpace our competitors and provide improved service to customers through innovative and effective technology. VISTAinfo employees will be pleased with the marketing leverage of the combined products and services of the two companies and the potential this creates for significant and sustained revenue and earnings growth."

       VISTAinfo's capital structure will be restructured and simplified at the closing of the transaction, including the conversion of the Series A, A-1 and A-2 Preferred Stock into common stock of VISTAinfo and the implementation of a reverse stock split to reduce the number of common shares outstanding. Additionally, the parties expect to refinance VISTAinfo's existing bank facility and Series F Preferred Stock


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Fidelity National Financial, Inc. and VISTAinfo
Announce Plans To Form Premiere Real Estate Data,
Services and Technology Company
Page 3


with the proceeds of a new bank credit facility anticipated to be in place at closing. Finally, Fidelity has entered into an agreement to purchase VISTAinfo's outstanding convertible debt.

       The parties expect the combined company's common stock to trade on the NASDAQ National Market System. The transaction is subject to the execution of a definitive agreement between the two companies and satisfaction of required closing conditions, including approval by VISTAinfo stockholders.

       Fidelity National Financial, Inc. is the nation's largest title insurance and diversified real estate related services company. The Company's title insurance underwriters - Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title -- together issue approximately 30 percent of all title insurance policies nationally. The company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

       In addition, Fidelity, through its principal subsidiaries, performs other real estate-related services such as escrow, appraisal services, collection and trust activities, real estate information and technology services, trustee's sale guarantees, credit reporting, flood certifications, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions. More information about the Company can be found on Fidelity's website, located at www.fnf.com.

       VISTAinfo, headquartered in San Diego, Calif., is a business-to-business e-commerce and information services company for the North American real estate industry. The company's existing MLS and environmental business lines currently claim 50 percent of industry sales. VISTAinfo's Internet properties, information services and software products are used by real estate professionals, multiple listings services, insurance companies and related businesses. VISTAinfo also provides automated underwriting and environmental risk management information to the property and casualty insurance industry. VISTAinfo's common stock is listed on the Nasdaq (VINF). Visit www.vistainfo.com for more information.


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Fidelity National Financial, Inc. and VISTAinfo
Announce Plans To Form Premiere Real Estate Data,
Services and Technology Company
Page 4


FORWARD LOOKING STATEMENTS

         THE STATEMENTS CONTAINED IN THIS RELEASE, WHICH ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE NEW COMPANY'S PLANS AND OPPORTUNITIES, ITS EXPECTATIONS AS TO SYNERGIES, FINANCIAL PERFORMANCE AND COMPETITIVE CONDITIONS, CONTAIN FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. AMONG THE FACTORS THAT WILL AFFECT THESE FORWARD-LOOKING STATEMENTS ARE THE ABILITY OF THE PARTIES TO REACH AGREEMENT ON THE TERMS OF A DEFINITIVE AGREEMENT AND TO SATISFY THE VARIOUS CONDITIONS OF CLOSING, DEMAND FOR THE COMPANY'S PRODUCTS, COMPETITIVE PRODUCT AND SERVICE OFFERINGS, AND THE COMPANY'S ABILITY TO INTEGRATE ITS BUSINESS LINES AND TAKE ADVANTAGE OF THE SYNERGIES AVAILABLE. THESE FACTORS AND OTHER RISKS AND UNCERTAINTIES ARE DISCUSSED IN MORE DETAIL IN THE PARTIES' SECURITIES AND EXCHANGE COMMISSION FILINGS. BECAUSE OF THESE RISKS AND UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

ADDITIONAL INFORMATION

       VISTAINFO CURRENTLY EXPECTS THAT THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC SUBSEQUENT TO THE EXECUTION OF A DEFINITIVE AGREEMENT AND WILL CONTAIN MORE INFORMATION ABOUT VISTAINFO, THE BUSINESSES BEING CONTRIBUTED BY FIDELITY, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THIS PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THESE OTHER MATTERS. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV). DOCUMENTS FILED WITH THE SEC ARE ALSO AVAILABLE THROUGH COMMERCIAL DOCUMENT-RETRIEVAL SERVICES. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY VISTAINFO MAY BE OBTAINED FREE OF CHARGE BY CONTACTING VISTA INFORMATION SOLUTIONS, ATTN: JUDY RUSSELL, 5060 SHOREHAM PLACE, SUITE 300, SAN DIEGO, CA 92122, (858) 450-6100, EXT. 115. VISTAINFO, ITS DIRECTORS AND EXECUTIVE OFFICERS WILL BE SOLICITING PROXIES FROM THE SHAREHOLDERS OF VISTAINFO. THE DIRECTORS AND EXECUTIVE OFFICERS OF VISTAINFO ARE IDENTIFIED IN THE REPORT ON FORM 10-KSB FILED WITH THE SEC. THE NUMBER OF OUTSTANDING SHARES OF VISTAINFO STOCK THESE INDIVIDUALS BENEFICIALLY OWN WILL BE SET FORTH IN THE DEFINITIVE PROXY STATEMENTS. ADDITIONAL INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF SHAREHOLDERS OF VISTAINFO IN CONNECTION WITH THE PROPOSED TRANSACTION, AND THEIR INTERESTS IN THE SOLICITATION, WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS.

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